Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low**). All fees for both EFP and NAVX are standard for all subscribers and apply to each side of an EFP or NAVX transaction (buy and sell). The fees are fixed and transaction based. An EFP transaction involves a combination of a futures contract and the underlying ETF security and all fees are based on the futures contract. There is no independent fee assessed on the ETF component of an EFP transaction. The current EFP fee structure is as follows: Big EFP - $2.00 per futures contract. Mini EFP - $1.00 per futures contract. Metal EFP - $2.00 per futures contract. Sector EFP - $1.00 per futures contract. Volatility EFP - $2.50 bps on the dollar notional of the ETF leg. Dealerweb offers trading in EFPs with "big" and "mini" futures contracts as the futures leg of the package. The only difference is notional size of each. The notional sizes of big and mini futures contracts are part of the contract specifications set by the relevant futures exchange. In this case, the big EFP is the larger futures versus the ETF and the mini is the smaller future versus the ETF. For metal EFPs, it is the gold or silver ETF versus the gold or silver futures contract. The volatility EFP is the volatility ETF versus the volatility futures contract.**

The NAVX fee structure is as follows - $.001 per share, subject to $50 minimum transaction fee.

Dealerweb is assed regulatory CAT fees for transactions, which are executed on the ATS Platform. As the operator of the ATS Platform, the Firm is considered the CAT Executing Broker for each buy and sell transaction and is charged CAT fees accordingly. The Firm passes along all CAT fees to its subscribers, which are invoiced at the end of each month.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees. **Not Applicable**

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount. **Not Applicable**